Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122
Grubb & Ellis — Fiscal 2007 Fourth Quarter and Full Year Results
Conference Call Script — Aug. 16, 2007 (FINAL)
Rich: Good morning and welcome to Grubb & Ellis’ fiscal 2007 conference call. Thank you for joining us today. This is Rich Pehlke, Executive Vice President and Chief Financial Officer.
This morning we issued a press release announcing our fiscal 2007 fourth quarter and full year results. This release is posted on our Web site at www.grubb-ellis.com. This call is being webcast live, and will be archived and available for replay. The replay may be accessed from the investor relations section of our Web site. In just a moment, we will provide commentary on our results, and then we will open up the call for Q&A.
First, I would like to remind you that comments made during this call may include certain forward-looking statements, including statements regarding the Company’s pending transaction with NNN Realty Advisors. Actual results and the timing of certain events could differ materially from forward-looking information discussed on this call. Factors that may cause such results to differ are set forth in this morning’s press release and the Company’s filings with the Securities and Exchange Commission.
In addition, we may make certain statements during the course of this presentation which include references to non-GAAP financial measures as defined by SEC regulations. As required by these regulations, we have provided reconciliations of these measures to what we believe are the most directly comparable GAAP measures in our earnings release.

With that, I will turn the call over to Mark Rose, our CEO.
Mark: Thank you, Rich. Good morning everyone and thank you for joining us for our review of our fiscal 2007 fourth quarter and full year results. Rich will discuss our financial performance in detail later in the call. But first, I’d like to recap our results, review overall market conditions and examine the progress related to our strategic growth initiatives, including our proposed merger with NNN Realty Advisors.
Both our Transaction Services and Management Services segments reported strong operating improvements in the fiscal fourth quarter. Fourth quarter revenue totaled $135.3 million, a 13.1 percent increase compared with the fourth quarter a year ago. For fiscal year 2007, revenue was $513.3 million, a 4.7 percent increase over fiscal 2006 revenue. Our performance underscores the substantial progress we have achieved executing the objectives outlined in our five-year growth strategy. In the fourth quarter, in particular, we saw revenue ramp up as a result of recent investment decisions.
To start with market conditions... As we are all aware, the turbulence in the markets in recent weeks has made daily headlines. Yet, economic fundamentals look solid and real estate service fundamentals are strong. That said, concerns about the debt market could affect investor demand for real estate in the form of credit availability and volatility in cap rates over the near term, especially for assets and markets considered to have a higher level of risk. We always monitor cap rates and interest rates, as they are key indicators that signal transaction velocity. For a service company like Grubb & Ellis, velocity is a far more accurate indicator of performance than pricing of hard assets.

The underlying drivers remain positive, as evidenced by the office market’s second quarter performance. The U.S. office vacancy rate was 13.0 percent at June 30th , down 30 basis points from the prior quarter and 110 basis points from the year-ago quarter. A review of the 53 markets tracked by Grubb & Ellis, showed 35 markets posted vacancy declines in the second calendar quarter up from 21 in the first quarter, which is a sign that tenant demand has strengthened.
Average asking rents across the U.S. rose an impressive 12 percent for Class A space and 8 percent for Class B space over the past four quarters. By comparison, at mid-year calendar 2006, rates over the prior four quarters had increased by 5.8 percent for Class A space and 4.7 percent for Class B space.
Net absorption across the country in the second calendar quarter totaled 21.2 million square feet, the strongest performance since the fourth quarter of 2005. Year to date, New York continues to show substantial strength with tenants absorbing 6.3 million square feet. In addition, markets like Houston, Washington, D.C., Denver and Chicago are performing well. (As an FYI, weaker markets include: Cleveland, Detroit, South Florida, some weakness in Orange Co. due to give back of space by sub-prime lenders and a lot of new construction)
Space under construction ended the quarter at 77.2 million square feet, higher than the previous quarter, but well below the prior cyclical peak of 124.9 million square feet reported in the third quarter of 2000. Metropolitan Washington, D.C., led all markets with 9.4 million square feet of construction in the pipeline. (Note: Credit markets may impact new construction.)

Our forecast for the office market remains positive. We expect the office vacancy rate to continue to fall further over the next few quarters, rental rates to continue to rise and uncertainty in the credit markets to slow the construction pipeline.
The industrial market also rebounded significantly in the second calendar quarter. Net absorption totaled 44.9 million square feet, outpacing new space coming onto the market by nearly 13 million square feet. This trend pushed the national vacancy rate down 10 basis points to 7.6 percent. We expect demand for distribution space to remain robust for the foreseeable future, particularly around seaports, airports and intermodal transportation hubs.
Investor demand for commercial real estate remained strong through the first half. The large portfolio sales and REIT privatizations during the first half of 2007 caused sales volume for the core property types to surge 80 percent to more than $230 billion.
The overall strength of the real estate market coupled with the performance gains produced from investments made in our offices and personnel over the past two years, contributed to the strong fiscal fourth quarter top line growth of our Transaction Services business. Our New York, Washington, D.C., Chicago and Atlanta offices — the markets in which we are investing heavily as part of our growth strategy — performed particularly well during the quarter. Each office posted double-digit year-over-year revenue gains. In addition, many of the offices in which Grubb & Ellis has historically been a market leader also showed positive revenue momentum. We have reached an inflection point, and are enjoying notable gains from our investments.

At the same time, we are just in year two of our five-year plan. We are on plan and starting to leverage the platform financially. We are proud of our progress to date, and the pace of change within Grubb & Ellis, and we are excited about our outlook going forward.
I’d like to quickly review the progress achieved in executing the strategic initiatives outlined in Grubb & Ellis’ five-year plan. Our progress to date will serve as an important foundation for Grubb & Ellis’ growth, especially in light of our pending combination with NNN Realty Advisors. I will address the proposed merger a little later in the call.
Thanks to the dedication and commitment of our people, the organization remains extremely focused on the strategic objectives outlined in our five-year growth strategy. As a reminder, those objectives are to raise client service to a new level by delivering innovative, integrated solutions; expand our presence; enhance our services offerings; and build a sustainable global platform. I’d now like to review some evidence of that progress.
One of our most notable achievements relates to Grubb & Ellis Realty Advisors, which is positioned to move forward. This objective was realized as a result of ongoing contributions made by employees throughout our organization over the past 12 months. We leveraged our network of more than 1,600 brokers in 115 offices. In the end, we identified — and ultimately purchased through a warehousing strategy — three commercial real estate assets that we believe fit Realty Advisors’ investment criteria. This criteria is to identify underperforming assets in secondary, tertiary and suburban markets that can be repositioned and sold. Our stated investment objective is 18-to-20 percent IRR.

In June, we announced a definitive agreement with Grubb & Ellis Realty Advisors to sell the properties to Realty Advisors on a “cost neutral” basis. Realty Advisors has filed a preliminary proxy statement with the Securities and Exchange Commission, and it is expected that stockholders will be asked to approve the business combination this fall. Grubb & Ellis currently owns 19 percent of Realty Advisors, and if the business combination is approved, we believe Grubb & Ellis will further benefit from the future transaction and management fees earned through our relationship going forward.
During fiscal 2007, the momentum throughout our organization combined with the excitement of our people to truly differentiate Grubb & Ellis from its peers allowed us to continue our aggressive recruiting efforts. At June 30, 2007, we had 931 brokers, up from 909 brokers at March 31st.
There are two important points I’d like to make about our broker headcount. First, we added net 22 brokers during a time period of pending change at Grubb & Ellis. Others in our industry that have made similar announcements have had just the opposite experience. We continue to add top talent, and we believe the proposed merger with NNN Realty Advisors will help that momentum continue.
The second point is something we mention each quarter. Adding the “right talent” and driving productivity is more important than just increasing headcount. We enter fiscal 2008 with a dramatically different brokerage force than we had just a year ago. This is a significant accomplishment and speaks to our success in attracting top producers whose personalities are consistent with our culture and share our “client first” philosophy.

During fiscal 2007 we attracted 199 professionals and transitioned 174 brokers out of the organization. 81 percent of those departing brokers were lower tier performers, generating less than $200,000 in annual commissions.
Grubb & Ellis’ focus on high performance and client service also made an impact during the year. Our Management Services business ended fiscal 2007 with 178 million square feet of property under management, an increase of 20 million square feet at year-end fiscal 2006. The gain is impressive, given that reciprocal end of a strong investment sales market is that investment properties change hands, which results in both opportunities for winning new property management assignments as well as the risk of loss. Even more noteworthy is the fact that more than 60 percent of our new assignments originated from existing Grubb & Ellis clients or referrals within the organization, which suggests a very high level of customer satisfaction.
We also continued to grow our multi-service line relationships, which has been a key focus of our five-year strategic plan. During the year, we added prestigious clients like Hallmark Cards, Smurfit-Stone Container Corporation and Masco to our growing list of multi-service relationships.
In the fourth quarter, Microsoft renewed its facilities management contract with Grubb & Ellis, awarding us a four-year contract extension and expanding our scope of work to include business services and lab facility services. We also won another long-term renewal with a leading communications service provider. In total, Grubb & Ellis now oversees 33 multi-service line corporate relationships.

In a relatively short amount of time, we accomplished much of what we set out to do, including:
—	upgrading the quality of our brokerage sales force,

—	increasing our presence in key markets,

—	enhancing our product and services offerings with the creation of project and investment management businesses and the addition of national leaders to expand our specialty groups, and

—	adding significant corporate account business.
The foundation for continued growth and success is in place and we will continue to focus on the goals we’ve outlined in our five-year plan.
As you know, on May 22nd, Grubb & Ellis and NNN Realty Advisors entered into a definitive merger agreement to create a diversified real estate services company providing a complete range of transaction, management and consulting services, and possessing a strong platform for continued growth. The company will retain the Grubb & Ellis name.
Pursuant to the merger agreement, the merger will be effected through the issuance of 0.88 shares of Grubb & Ellis common stock for each share of NNN Realty Advisors common stock outstanding. The transaction is expected to close in the third or fourth quarter of 2007, subject to approval by stockholders of both companies and other customary closing conditions of transactions of this type. Upon closing, Grubb & Ellis is expected to begin paying an annual dividend of 41 cents per share.

I believe the combination will serve all of our constituencies very well in the years to come. The merger has the support of both our chairman C. Michael Kojaian, who will continue to be the Company’s largest single stockholder following the close of the transaction, and Tony Thompson, NNN Realty Advisors’ chairman and largest stockholder.
For our stockholders, we believe that the merger increases the likelihood that the value of their investment will increase in both the short term and over the long term by creating what we believe will be a larger, more profitable company. Additionally, we will have a much stronger financial platform from which to execute our growth strategy.
Our clients will also benefit. First and foremost, we are combining with a leading company that shares our passion for client service. As part of a larger organization, we will have more resources that will allow for enhanced service through a broader range of product and service offerings, enabling us to better compete within the industry.
For our employees, this combination is extremely positive. Unlike many of the mergers in our industry of late, we are combining two very complementary businesses, which in and of itself creates myriad synergies and cross-selling opportunities. The combined company will provide more resources and additional expertise from which to better serve clients. Our people will also have greater opportunities professionally in what will be a much larger and more diversified organization.
With that, I’d like to ask Rich to review our financial results.

Rich: Thanks, Mark.
We were very pleased with our performance over the final three months of fiscal 2007. Strong revenue growth combined with our focus on expense control translated into improved profitability.
Grubb & Ellis reported revenue for the fourth fiscal quarter of $135.3 million, up 13.1 percent from revenue of $119.6 million in the prior year. The Company reported fiscal fourth quarter net income of $1.0 million, or $0.04 per diluted share, compared with net income of $0.5 million, or $(0.05) per diluted share, last year. The 2007 fourth quarter results include charges of $2.3 million pre-tax ($1.4 million net of taxes), primarily related to the Company’s proposed merger with NNN Realty Advisors. When normalized for one-time expenses, EPS was $2.5 million, or $0.09 per diluted share.
For the full year, fiscal 2007 revenue was $513.3 million, which was up 4.7 percent from $490.1 million in the year ago period. For fiscal 2007, the Company reported a net loss to common stockholders of $102.2 million, or ($4.00) per diluted share, compared with net income of $4.9 million, or $0.40 per diluted share, last year. The loss includes the GAAP treatment of the exchange of the Company’s preferred shares for common stock in conjunction with the 10-million-share public equity offering that closed in July 2006, a gain from the Company’s sale of marketable securities in the second quarter of fiscal 2007 and merger-related costs. Excluding the $105.3 million charge to earnings attributable to the preferred stock exchange, of which $95.2 million was non-cash, the $2.3 million gain from the sale of securities and $1.4 million of merger-related costs, each net of taxes, the Company would have reported fiscal 2007 net income of $2.2 million, or $0.08 per diluted share.

EBITDA for the three months ended June 30th was $5.1 million, versus $5.5 million in the prior year. Fiscal 2007 fourth quarter EBITDA includes $2.3 million in non-recurring costs primarily related to the Company’s proposed merger. Excluding the merger costs, EBITDA for the quarter grew 34 percent.
Transaction Services

Q	$82.4	$70.9	+16.3%

Year	$309.2	$295.7	+4.5%
•	Number of positive trends:
•	Continue to see ramp up revenue from new recruits exceeding expectations

•	Investment offices — in particular New York, Atlanta, Chicago and Washington, D.C., — are experiencing growth and gaining momentum
Management Services

Q	$52.9	$48.7	+8.52%

Year	$204.1	$194.4	+5.0%
W/O Reimb —

Q	$15.3	$13.5	+13.3%

Year	$55.3	$50.9	+ 8.6%
•	Reflects a 12.6 percent increase in square footage under management over last year.

Gross Margin

Q	27.0%	27.4%	-0.4%

Year	25.6	25.2%	0.3%
•	Q4 experienced a slight decline from the prior year period.

•	Declined due to following factors:
•	Investment impact of CSG
•	Core participation increased during the increase in transactions from higher producing brokers.
Let me turn now to the indirect costs and expenses where we are very pleased with the trend in the quarter.
Salaries & Wages

Q	$16.6	$15.1	9.6%

Year	$64.7	$58.5	10.65%
•	Includes $0.6 million for Q4 and $2.0 million for FY07 in non-cash stock-related expenses.

•	Investments in NY, Chicago, ATL, consistent with strategic initiatives
S, G & A

Q	$12.5	$12.1	3.9%

Year	$52.9	$48.7	8.6%

Depreciation & Amortization

Amortization	Q		12 mos.

TS	$1.4	$0.8	$4.7	$2.1

Other	—	$1.0	$0.3	$1.4

	$1.4	$1.8	$5.0	$3.5

Depreciation & LI	$1.0	$0.9	$3.8	$4.2

	$2.4	$2.7	$8.8	$7.7

•	Reflects investments in signing bonus amortization from key hires
Balance Sheet
•	$10.1 million of cash

•	Professional Service Contracts
•	ST $7.0 $3.9

•	LT $12.3 $6.0
•	R/E Held for Sale
•	$171.3M

•	Represents the value, including the funded reserves, of the 3 properties currently warehoused for sale to Grubb & Ellis Realty Advisors
•	Offsetting short-term liabilities of $169.9M, which includes the mortgages on the properties as well as the borrowings from our credit facility to fund our equity investment in the properties.

•	Our balance sheet has improved from fiscal Q3. Absent the investment in GAV, we would not have any borrowings on our credit facility. We currently have $34.5M of capacity available.

We are pleased that Grubb & Ellis’ investment strategies are beginning to take hold. The trends we are seeing are extremely positive, and we believe that will continue to see more improvement over future quarters. We also believe that the cross-selling opportunities and synergies that will result following our combination with NNN Realty Advisors will have an immediate positive financial impact on Grubb & Ellis.
We are currently moving forward with the necessary filings related to the merger and are on track with an expectation of seeking the requisite stockholder approvals this fall.
Earlier today, NNN Realty Advisors also announced results for the quarter ended June 30, 2007. Simply combining our results together with NNN’s for the quarter ended June 30th, we would have combined revenue of approximately $179 million, EBITDA excluding one-time expenses of approximately $26 million, and combined cash and cash equivalents in excess of $96 million, including the cash deposit for the merger. We believe the results for both companies demonstrate the financial strength we see in the proposed merger of these two companies. It is important to note these results are absent any revenue and cost synergies, which are anticipated post merger. We believe this begins to demonstrate to our shareholders the value creation opportunity we believe exists in this merger.
Now I will turn the call back to Mark for concluding comments.

Mark: Thank you, Rich.
Before we go to Q&A, I want to thank everyone within the Grubb & Ellis organization who has contributed to our success to date. It’s their efforts and passion for being the best that have brought us to this exciting point in our history.
That concludes our prepared remarks. At this point, we would now like to open up the call to your questions. Operator, would you please explain the process?
After Q&A
Mark: Thank you again for participating in the fourth quarter and fiscal year 2007 conference call.
ADDITIONAL INFORMATION AND WHERE TO FIND IT:
THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. In connection with the proposed merger, Grubb & Ellis Company and NNN Realty Advisors have filed a joint proxy statement/prospectus with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus of Grubb & Ellis and NNN Realty Advisors because it contains important information about Grubb & Ellis and NNN Realty Advisors and the proposed merger. Investors and security holders may obtain copies of the preliminary joint proxy statement/prospectus and the definitive proxy statement/prospectus (when available), and other documents filed by Grubb & Ellis and NNN Realty Advisors with the SEC at the SEC’s website at http://www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Grubb & Ellis and NNN Realty Advisors by directing such request to: Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, IL 60661, 3126.98.6707, Attention: Janice McDill or to NNN Realty Advisors, Inc., 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705, 714.667.8252 x840, Attention: Staci Ann Thompson. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Grubb & Ellis, NNN Realty Advisors and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of and Grubb & Ellis and NNN Realty Advisors, respectively, in connection with the merger. Information about Grubb & Ellis’ and NNN Realty Advisors’ directors and executive officers is set forth in the preliminary joint proxy statement/prospectus, which can be found on the SEC’s website at http://www.sec.gov.

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